Exhibit 99.2

Share Holding Entrustment

This Letter of Share Holding Entrustment (“Entrustment Letter”) is made on August 2, 2007 by and between Qi jiadong, a citizen of Singapore, and Frank Hu, a citizen of U.S.

The purpose of Entrustment Letter is to entrust Frank Hu to hold one issued and outstanding share of China Education Inc and exercise voting rights in the general meeting of China Education Inc on behalf of Qu jiadong so as to streamline and facilitate the effective management of China Education Inc. Frank Hu hereby confirms and agrees to hold the one issued and outstanding shares on trust for Qu jiadong.

This Entrustment Letter became effective upon due execution.

Signature:

/s/	/s/
Frank Hu	Qu jiadong